Exhibit 99.1
FOR IMMEDIATE RELEASE
Transition Therapeutics Announces Receipt of
Stem Cell Therapeutics Corp. Shares
TORONTO, ON, October 3, 2008 — Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH, NASDAQ:TTHI) today announced that it has received 23,272,633 common shares of Stem Cell Therapeutics Corp. (“Stem Cell”) (TSXV:SSS) pursuant to the terms of a share purchase agreement entered into on October 4, 2004.
Under the terms of this agreement, the final $1,650,000 milestone payment was due from Stem Cell to Transition on September 30, 2008. Stem Cell has elected to make this payment in the form of Stem Cell common shares from treasury. Pursuant to the terms of the agreement, the shares were issued at a price of approximately $0.07 per Stem Cell share resulting in Transition receiving 18.35% of the post issuance outstanding common shares of Stem Cell. The shares received are the only shares that Transition owns of Stem Cell. The Company does not intend to acquire any additional Stem Cell shares in the future.
Sale of Stem Cell Therapeutics Inc. (“SCT”) by Transition Therapeutics Inc.: On October 4, 2004, Stem Cell entered into a share purchase agreement to acquire all of the issued and outstanding shares of SCT (the “SCT Shares”) from Transition. Pursuant to this agreement, Stem Cell agreed to pay Transition an aggregate purchase price of $3,500,000 as consideration for the SCT Shares. The purchase price was payable in instalments beginning at closing when the amount of $325,000 was paid and thereafter payments were required on the anniversary of closing in each of the following four years in the amounts of $475,000, $400,000, $650,000 and $1,650,000, respectively. All prior payments have been paid in cash. At Stem Cell’s election, the final payment was made through the issuance of common shares.
About Transition
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.
For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz Chief Executive Officer Transition Therapeutics Inc. Phone: 416-260-7770, x.223 tcruz@transitiontherapeutics.com	Elie Farah President & Chief Financial Officer Transition Therapeutics Inc. Phone: 416-260-7770, x.203 efarah@transitiontherapeutics.com

Transition Therapeutics Inc. 101 College Street, Suite 220 Toronto, Ontario M5G 1L7 Canada